July 20, 2022

Via EDGAR Electronic Filing and Email (herbersg@sec.gov)

Mr. Gregory Herbers

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A originally qualified on December 16, 2021

File No. 024-11714

Request for Qualification

Dear Mr. Herbers:

Atlis Motor Vehicles’ (the “Company” or “Atlis”) filed a Post Qualification Amendment No. 8 to Offering Statement on Form 1-A originally qualified December 16, 2021 (“Amended Offering Statement”), we respectfully request that the Amended Offering Statement be declared qualified on Friday July 22, 2022 at 4 pm EDT.

Furthermore, should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, Atlis Motor Vehicles, Inc hereby acknowledges that such qualification does not: (1) foreclose the Commission from taking any action with respect to the filing, or (2) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone or email the undersigned at (916)239-5776 or annie@atlismotorvehicles.com upon the declaration of qualification or if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President, Atlis Motor Vehicles